Certification of Chief Financial Officer

Pursuant to

18 U.S.C. Section 1350,

As Enacted Pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

The Cash Store Financial Services Inc. (the “Company”) is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 20-F for the fiscal year ended March 31, 2011 (the “Report”).

I, Craig Warnock, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(i)  the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii)  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Craig Warnock
Craig Warnock
Chief Financial Officer

January 29, 2013